Form 10-K, Exhibit 13
period 1996-11-30
HUTTON CONAM REALTY INVESTORS 3
filed 1997-02-28
CIK 711389

Hutton/ConAm Realty Investors 3

                            1996 ANNUAL REPORT

                                Exhibit 13














                      Hutton/ConAm Realty Investors 3





            Hutton/ConAm Realty Investors 3 is a California limited partnership formed in 1983 to acquire, operate and hold for investment multifamily housing properties. At November 30, 1996, the Partnership's portfolio consisted of three apartment properties located in Colorado, Arizona and Florida. Provided below is a comparison of average occupancy levels for the years ended November 30, 1996 and 1995.




                                                             Average Occupancy
 Property                       Location                        1996      1995
 Autumn Heights                 Colorado Springs, Colorado       96%       96%
 Ponte Vedra Beach Village II   Ponte Vedra Beach, Florida       95%       93%
 Skyline Village                Tucson, Arizona                  93%       94%






                            Contents

                      1   Message to Investors
                      3   Performance Summary
                      4   Financial Highlights
                      5   Consolidated Financial Statements
                      8   Notes to the Consolidated Financial Statements
                     14   Report of Independent Accountants
                     15   Net Asset Valuation










    Administrative Inquiries              Performance Inquiries/Form 10-Ks
    Address Changes/Transfers             First Data Investor Services Group
    Service Data Corporation              P.O. Box 1527
    2424 South 130th Circle               Boston, Massachusetts 02104-1527
    Omaha, Nebraska 68144-2596            Attn:  Financial Communications
    800-223-3464                          800-223-3464










                      Message to Investors



Presented for your review is the 1996 Annual Report for Hutton/ConAm Realty Investors 3 (the "Partnership"). In this report we discuss general market conditions affecting the Partnership's three properties and provide information on the Partnership's future operating strategies. We have also included a performance summary which addresses operations at each of the properties and financial highlights for the year.

Cash Distributions

The Partnership paid cash distributions totaling $10.00 per Unit for the year ended November 30, 1996, including the fourth quarter distribution of $2.50 per Unit, which was credited to your brokerage account or sent directly to you on January 15, 1997. Since inception, the Partnership has paid distributions totaling $402.50 per original $500 Unit, including $250 per Unit in return of capital payments. The General Partners will determine the amount of future distributions based on the Partnership's available cash from operations each quarter.

Existing problems with the roofs at Ponte Vedra Beach Village II were aggravated by severe tropical rain storms late in 1996. After evaluating the damages, the General Partners received several competitive bids to repair the roofs, and subsequently selected a contractor. The roof repairs are currently underway and are scheduled to be completed this year. The anticipated cost of repairing the roofs is approximately $200,000.


Operations Overview

Multi-family real estate continued to perform well during 1996, with property values and apartment rents increasing in many areas of the country. In particular, Jacksonville and Colorado Springs were among the strongest multifamily housing markets in the country in 1996. The improving conditions prompted a rise in new construction in the markets where the Partnership owns properties, causing a slowdown in leasing activity towards the end of the year. In Tucson, market conditions were also impacted by the decision of many renters to purchase homes. This increased the use of rent specials at many large apartment properties, including Skyline Village, to attract new tenants. Nonetheless, the Partnership's properties maintained average occupancy levels for the year of at least 93%, and the Partnership's rental income for the three properties increased by 3.9% from the previous year. It is expected that the competitive conditions will persist in all three markets in 1997, but continued economic improvement and a slowdown in construction should prevent these areas from becoming significantly overbuilt.

The General Partners continually monitor the operations of the Partnership's properties, the status of the real estate markets, and other factors to determine the optimum time to sell the Partnership's properties to maximize value. Those efforts resulted in the sale of Bernardo Point Apartments in 1990, and Country Place Village II in 1995, and special distributions from the sales, aggregating $177 per Unit were paid to the limited partners. Given the improvement in the performance of the Partnership's properties, and the improvement in the real estate capital markets which has increased demand by potential buyers, the General Partners have determined that it is in the best interest of the Partnership to attempt to sell the remaining three properties in an orderly manner over the next few years. Assuming these efforts are successful, we would expect to distribute the sales proceeds and subsequently dissolve the Partnership in 1998 or 1999. However, meeting this objective will be dependent upon a variety of factors, many of which are not within the Partnership's control. There can be no assurance that any specific property or all the properties can be sold, that particular prices will be achieved, or that all the properties can be sold within this time frame. We will keep you apprised of our sales efforts in future correspondence.


General Information

As you are probably aware, several third parties have commenced partial tender offers to purchase units of the Partnership at grossly inadequate prices which are substantially below the Partnership's Net Asset Value. In response, we recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. To date, holders of over 98% of the outstanding units agreed that these offers were inadequate, rejected the offer and did not tender their units. Please be assured that if any additional tender offers are made for your units, we will make every effort to provide you with our position regarding such offer on a timely basis.

Summary

During 1997, we intend to monitor market conditions in an effort to sell the three remaining properties within the next few years. In the interim, we will also seek to maximize the performance of the properties and further improve their marketability and appeal. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,


/s/ Paul L. Abbott                          /s/ Daniel J. Epstein
Paul L. Abbott                              Daniel J. Epstein
President                                   President
RI 3-4 Real Estate Services, Inc.           Continental American
Development Inc.                            General Partner of ConAm Property
                                             Services IV, Ltd.

February 28, 1997










                       Performance Summary


Autumn Heights  Colorado Springs, Colorado

Autumn Heights, a 140-unit apartment complex located in the southwest section of Colorado Springs, posted strong operations during 1996. Average occupancy at the property during the year was 96%, unchanged from 1995. Additionally, the property's rental income increased by 5.9% from 1995 to 1996. Strong market conditions in Colorado Springs have resulted in a surge in new construction of multifamily properties. This new supply is expected to have a minimal impact on the multifamily market given the area's growing population and strong economy. However, continuing construction at this pace or a downturn in the area's economy could lead to a softening of the market in the future.


Ponte Vedra Beach Village II   Ponte Vedra Beach, Florida

Ponte Vedra Beach Village II is a 124-unit luxury apartment complex located in an oceanside residential area to the southeast of Jacksonville. The property reported an average occupancy level of 95% in fiscal 1996 and an increase in rental income of 8.6% from the prior year. Property improvements for the year included roof and asphalt repairs, carpet replacement and other improvements to maintain the property's competitive position. Favorable market conditions in the Jacksonville area have led to an increase in new multifamily construction. Three new apartment complexes were recently completed in the Ponte Vedra Beach submarket near Ponte Vedra Beach Village II containing approximately 631 units. Despite the new units becoming available for rent, it is expected that the market will remain stable in 1997. This is partially due to Jacksonville's 1996 ranking as one of the fastest growing labor markets in the country.


Skyline Village  Tucson, Arizona

Skyline Village contains 168 units and is located in the northwest area of Tucson. The property maintained an average occupancy rate of 93% during 1996 compared to 94% for 1995. The slight decline in occupancy caused a similar decrease in the property's rental income. These operating results are indicative of the increasing competition in the Tucson market. While Tucson's economy began to slow in 1995 and 1996, construction of multifamily properties has increased significantly. The addition of new properties is beginning to put downward pressure on occupancy rates and is limiting rental rate increases. The increased competition has also led to the reemergence of rental incentives. In addition, the multifamily market has been unfavorably impacted by relatively low interest rates which has made home ownership a viable alternative for renters. A local survey of metropolitan Tucson conducted in the second quarter of 1996 showed an average occupancy rate of 88.9% among multifamily properties, down from 91.1% at the same period in 1995. In the Catalina Foothills submarket, where Skyline Village is located, occupancy rates declined from 91% in the second quarter of 1995 to 84.5% in the same period in 1996.









                      Financial Highlights





Selected Financial Data
For the periods ended November 30,     1996     1995     1994     1993     1992
Dollars in thousands,
except for per unit data


Total Income                         $3,745   $4,203   $4,298   $4,033   $3,864

Loss on Sale of Property                  _      (84)       _        _        _

Net Income (Loss)                       354       85       18        3     (454)

Net Cash Provided by
Operating Activities                  1,205    1,185    1,197    1,154      943

Long-term Obligations                 8,435    8,565   11,599   10,636   10,733

Total Assets at Year End             18,977   19,650   27,614   30,184   30,888

Net Income (Loss) per
Limited Partnership Unit*             $3.98      .87      .20      .03    (5.61)

Distributions per
Limited Partnership Unit*             10.00    10.00    14.00     8.00     6.00

Special Distributions per
Limited Partnership Unit*                 _    50.00    30.00     0.00    10.00

* 80,000 units outstanding



- Total income decreased from fiscal 1995 to fiscal 1996, primarily due to the July 1995 sale of Country Place Village II. Interest income also declined from the 1995 period due to lower cash balances held by the Partnership in 1996. This decrease was partially offset by increased rental income at Autumn Heights and Ponte Vedra Beach Village II.

- The increase in net income is due primarily to reductions in property operating expenses and most other major expense categories resulting from the sale of Country Place Village II. Also contributing to lower net income in the 1995 period was the recognition of a loss on the sale of Country Place Village II.


Cash Distributions
Per Limited Partnership Unit
                                          1996                 1995
Special Distributions*                 $     _              $ 50.00
First Quarter                             2.50                 2.50
Second Quarter                            2.50                 2.50
Third Quarter                             2.50                 2.50
Fourth Quarter                            2.50                 2.50
Total                                  $ 10.00              $ 60.00

* On August 22, 1995, the Partnership paid a special cash distribution totaling $50 per Unit, reflecting a return of capital from the net proceeds of the July 1995 sale of Country Place Village II and the remaining proceeds from the sale of Bernardo Point in 1990.












Consolidated Balance Sheets                  At November 30,    At November 30,
                                                        1996              1995
Assets
Investments in real estate:
     Land                                         $5,817,668        $5,817,668
     Buildings and improvements                   22,326,780        22,164,580
                                                  28,144,448        27,982,248
   Less accumulated depreciation                 (10,510,777)       (9,645,010)
                                                  17,633,671        18,337,238
Cash and cash equivalents                          1,084,483         1,060,348
Restricted cash                                       84,934            61,141
Other assets, net of accumulated amortization
    of $163,192 in 1996 and $120,176 in 1995         173,569           191,114
  Total Assets                                   $18,976,657       $19,649,841

Liabilities and Partners' Capital
Liabilities:
 Mortgages payable                                $8,434,843        $8,564,859
 Distribution payable                                222,222           222,222
 Accounts payable and accrued expenses               156,786           174,724
 Due to general partners and affiliates               15,808            15,010
 Security deposits                                   118,601           109,876
  Total Liabilities                                8,948,260         9,086,691

Partners' Capital (Deficit):
 General Partners                                   (899,777)         (846,302)
 Limited Partners                                 10,928,174        11,409,452
  Total Partners' Capital                         10,028,397        10,563,150
  Total Liabilities and Partners' Capital        $18,976,657       $19,649,841









Consolidated Statements of Partners' Capital (Deficit)
For the years ended November 30, 1996, 1995 and 1994

                                          General        Limited
                                          Partners       Partners         Total
Balance at November 30, 1993             $(650,821)   $19,644,389   $18,993,568
Net income                                   1,751         15,758        17,509
Cash distributions                        (124,444)    (3,520,000)   (3,644,444)
Balance at November 30, 1994              (773,514)    16,140,147    15,366,633
Net income                                  16,100         69,305        85,405
Cash distributions                         (88,888)    (4,800,000)   (4,888,888)
Balance at November 30, 1995              (846,302)    11,409,452    10,563,150
Net income                                  35,413        318,722       354,135
Cash distributions                         (88,888)      (800,000)     (888,888)
Balance at November 30, 1996             $(899,777)   $10,928,174   $10,028,397










Consolidated Statements of Operations
For the years ended November 30,              1996           1995          1994

Income
Rental                                  $3,688,364     $4,027,970    $4,146,674
Interest and other                          57,109        174,780       151,152
  Total Income                           3,745,473      4,202,750     4,297,826

Expenses
Property operating                       1,581,543      1,912,816     1,936,098
Depreciation and amortization              908,783      1,047,513     1,137,125
Interest                                   748,229        929,646     1,066,185
General and administrative                 152,783        143,378       140,909
  Total Expenses                         3,391,338      4,033,353     4,280,317

Income from operations                     354,135        169,397        17,509
Loss on sale of property                         _        (83,992)            _
  Net Income                              $354,135       $ 85,405      $ 17,509

Net Income Allocated:
To the General Partners                   $ 35,413       $ 16,100      $  1,751
To the Limited Partners                    318,722         69,305        15,758
                                          $354,135       $ 85,405      $ 17,509
Per limited partnership unit
(80,000 outstanding)

Income from operations                       $3.98          $1.91          $.20
Loss on sale of property                         _          (1.04)            _

  Net Income                                 $3.98          $ .87          $.20












Consolidated Statements of Cash Flows
For the years ended November 30,                   1996        1995        1994

Cash Flows From Operating Activities:
Net income                                     $354,135     $85,405     $17,509

Adjustments to reconcile net income to net
cash provided by operating activities:
 Depreciation and amortization                  908,783   1,047,513   1,137,125
 Loss on sale of property                             _      83,992           _
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
  Fundings to restricted cash                  (156,654)   (152,988)   (143,834)
  Release of restricted cash to property
  operations                                    132,861     149,827     140,968
  Other assets                                  (25,471)      8,738      39,838
  Accounts payable and accrued expenses         (17,938)     16,885     (14,430)
  Due to general partners and affiliates            798      (2,867)      1,450
  Security deposits                               8,725     (51,791)     18,061
Net cash provided by operating activities     1,205,239   1,184,714   1,196,687

Cash Flows From Investing Activities:
Net proceeds from sale of property                    _   3,832,290           _
Additions to real estate                       (162,200)   (158,367)   (146,029)
Net cash provided by (used for)
investing activities                            (162,20)  3,673,923    (146,029)

Cash Flows From Financing Activities:
Mortgage borrowings                                   _           _   5,500,000
Mortgage  principal payments                   (130,016) (3,033,660) (4,537,574)
Distributions                                  (888,888) (4,977,777) (3,555,555)
Mortgage fees                                         _           _     (74,496)
Refund of deposit on mortgage refinancing             _           _      55,000
Net cash used for financing activities       (1,018,904) (8,011,437) (2,612,625)

Net increase (decrease) in cash and cash
equivalents                                      24,135  (3,152,800) (1,561,967)
Cash and cash equivalents, beginning
of period                                     1,060,348   4,213,148   5,775,115
Cash and cash equivalents, end of period     $1,084,483  $1,060,348  $4,213,148

Supplemental Disclosure of Cash Flow
Information:

Cash paid during the period for interest       $748,229    $929,646  $1,066,185











Notes to the Consolidated Financial Statements
November 30, 1996, 1995 and 1994

1. Organization
Hutton/ConAm Realty Investors 3 (the "Partnership") was organized as a limited partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated July 14, 1983. The Partnership was formed for the purpose of acquiring and operating certain types of residential real estate. The general partners of the Partnership are RI 3-4 Real Estate Services, Inc., an affiliate of Lehman Brothers, Inc. (see below), and ConAm Property Services IV, Ltd., an affiliate of Continental American Properties, Ltd. (the "General Partners"). The Partnership will continue until December 31, 2010 unless sooner terminated pursuant to the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. ("Lehman Brothers"). The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton." Consequently, effective October 8, 1993, the Hutton Real Estate Services VIII, Inc. General Partner changed its name to "RI 3-4 Real Estate Services, Inc."

On March 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution.


2. Significant Accounting Policies

Financial Statements The consolidated financial statements include the accounts of the Partnership and its affiliated ventures. The effect of transactions between the Partnership and its ventures have been eliminated in consolidation.

Real Estate Investments Real estate investments are recorded at cost less accumulated depreciation and include the initial purchase price of the property, legal fees, acquisition and closing costs.

Leases are accounted for under the operating method. Under this method, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations when incurred. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the properties. Maintenance and repairs are charged to operations as incurred. Significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Accounting for Impairment In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS" 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth fiscal quarter of 1995.

Fair Value of Financial Instruments Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. However, in many instances current exchange prices are not available for certain of the Partnership's financial instruments, since no active market generally exists for such financial instruments.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Other Assets Included in other assets are mortgage costs incurred in connection with obtaining financing on the Partnership's properties. Such costs are amortized over the initial term of the applicable loan.

Offering Costs Costs relating to the sale of limited partnership units were deferred during the offering period and charged to the limited partners' capital accounts upon the consummation of the public offering.

Income Taxes No provision for income taxes has been made in the financial statements since income, losses and tax credits are passed through to the individual partners.

Cash and Cash Equivalents Cash and cash equivalents consist of highly liquid short-term investments with maturities of three months or less from date of issuance. Cash and cash equivalents include security deposits of $34,316 and $32,096 at November 30, 1996 and 1995, respectively, the use of which is restricted under certain state statutes.

Concentration of Credit Risk Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institution's insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Restricted Cash Restricted cash consists of escrows for real estate taxes as required by the first mortgage lender in the amount of $84,934 and $61,141 at November 30, 1996 and 1995, respectively.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications Certain prior year amounts have been reclassified in order to conform to the current year's presentation.


3. The Partnership Agreement
The Partnership Agreement provides that net cash from operations, as defined, will be distributed quarterly, 90% to the limited partners and 10% to the General Partners.

Net loss for any fiscal year will be allocated 99% to the limited partners and 1% to the General Partners. Net income for any fiscal year will generally be allocated 90% to the limited partners and 10% to the General Partners.

Net proceeds from sales or refinancing will be distributed 100% to the limited partners until each limited partner has received an amount equal to his adjusted capital value (as defined) and an annual, cumulative 7% return thereon. The balance, if any, will be distributed 85% to the limited partners and 15% to the general partners. Generally, all gain from sales will be allocated in the same manner as net proceeds from sales or refinancing.


4. Real Estate Investments
The Partnership has three residential apartment complexes acquired either directly or through investments in joint ventures as follows:

                            Apartment                        Date     Purchase
Property Name                 Units     Location           Acquired     Price
-------------------------------------------------------------------------------
Autumn Heights                 140   Colorado Springs, CO  1/25/85   $9,234,438
Skyline Village                168   Tucson, AZ            3/20/85   10,388,068
Ponte Vedra Beach Village II   124   Jacksonville, FL      8/22/85    6,547,829
-------------------------------------------------------------------------------

On December 20, 1990, Bernardo Point was sold to an unaffiliated party. The gross sales price of $19,915,000, paid in cash, was determined based upon current market values of comparable properties in the region. After paying off the first mortgage loan of $7,400,000 and related closing costs, the Partnership received net cash proceeds of $12,275,200. Gain on sale for financial statement purposes in the fiscal year ended November 30, 1991 was $8,450,578 and was allocated to the limited partners in accordance with the Partnership Agreement. The General Partners distributed $7,760,000 of the net sales proceeds amount while the remaining balance of approximately $4,515,000 was utilized to repay the Skyline Village mortgage loan in June 1991.

On July 20, 1995, the Partnership sold Country Place Village II (the "Property") for $3,890,000 to an institutional buyer (the "Buyer"), which was unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Buyer. The Partnership received net proceeds of $3,832,290. The transaction resulted in a loss on sale for the Property of $83,992 which was allocated in accordance with the Partnership Agreement. On August 22, 1995, the General Partners paid a special distribution of $4,000,000 to the limited partners. The special distribution was comprised of a portion of the net proceeds from the sale of the Property and Partnership cash reserves.

Skyline Village and Country Place Village II were acquired through joint ventures with an unaffiliated developer. To each venture, the Partnership assigned its rights to acquire the above properties and contributed cash equal to the purchase price of the properties. The developer did not make an initial capital contribution to these ventures.

In the case of Country Place Village II, the Joint Venture form was retained. The Partnership entered into an amended and restated Agreement of General Partnership, dated as of July 1, 1992 with its two corporate General Partners, RI 3-4 Real Estate Services, Inc. and ConAm Property Services IV, Ltd. In the case of Skyline Village, the joint venture has been converted to a limited partnership. The Partnership entered into an amended and restated Agreement of Limited Partnership, dated as of July 1, 1992 with its two corporate General Partners, RI 3-4 Real Estate Services, Inc. and ConAm Property Services IV, Ltd., as General Partners, and the Partnership as the sole limited partner. There has been no interruption in either management or operating activities of the Partnership as a result of the settlement. The amended limited partnership and general partnership agreements of Skyline Village and Country Place Village II substantially provide that:

a. Available cash from operations will be distributed 100% to the Partnership until it has received an annual, non-cumulative preferred return of $675,000 and $450,000, respectively. Any remaining balance will be distributed 99% to the Partnership and 1% to the corporate General Partners.

b. Net income will be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts have been increased to zero then, to the Partnership up to the amount of any payments made on account of its preferred return and thereafter, 99% to the Partnership and 1% to the corporate General Partners. All net losses will be allocated first, to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero and then, 99% to the Partnership and 1% to the corporate General Partners.

c. Income from a sale will be allocated first, to the Partnership until the Partnership's capital accounts, as defined, are equal to the fair market value of the ventures' assets at the date of the amendment. Then, any remaining balance will be allocated 99% to the Partnership and 1% to the corporate General Partners. Net proceeds from a sale or refinancing will be distributed first, to the partners with the positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the corporate General Partners.


5. Mortgages Payable The Partnership's first mortgage loans are comprised as follows:

Autumn Heights On October 9, 1985, the Partnership obtained a first mortgage loan of $4,600,000 collateralized by a deed of trust encumbering Autumn Heights. The loan had an initial term of five years and bore interest at an annual rate of 11% with monthly payments of interest only for the first two years. The loan was extended in 1990 for an additional three years bearing interest at an annual rate of 10.00%. The remaining balance of $4,422,269 matured November 1, 1993. A regular monthly mortgage payment was made on November 30, 1993 resulting in a principal balance of $4,411,215 at November 30, 1993. The General Partners submitted a financing application to the existing lender, John Hancock Life Insurance Company ("John Hancock"), along with a refundable good faith deposit equal to 2% of the new loan balance of $5.5 million; 1% of the deposit was refundable and 1% represented John Hancock's financing fee. John Hancock issued a loan commitment dated May 28, 1993.

On January 6, 1994, the Partnership obtained replacement financing from John Hancock. Total proceeds of $5,500,000 were received and are collateralized by a Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents Agreement encumbering the property. The loan is for a term of seven years and bears interest at an annual rate of 8% requiring monthly installments of principal and interest based on a 25 year amortization schedule. The loan requires monthly real estate tax escrow fundings. The proceeds in excess of the maturing loan balance, approximately $1 million, were added to the Partnership's cash reserve. Annual maturities for principal will be $90,857 in fiscal year 1997, $98,399 in fiscal year 1998, $106,566 in fiscal year 1999, $115,411 in fiscal year 2000 and $4,861,576 in fiscal year 2001.

Skyline Village On December 20, 1991, the venture obtained a first mortgage loan of $3,350,000 from the Penn Mutual Life Insurance Company ("Penn Mutual") collateralized by a deed of trust, the land and the improvements, and an assignment of rents and security encumbering Skyline Village. During 1996, Penn Mutual transferred the first mortgage loan to GE Capital Asset Management Corp. under the existing terms. The loan is for a term of seven years and bears interest at an annual rate of 10.125% requiring monthly installments of principal and interest. Annual maturities for principal will be $51,014 in fiscal year 1997, $56,426 in fiscal year 1998 and $3,054,594 in fiscal year 1999.

On May 27, 1992, the General Partners made a special cash distribution to the limited partners with a portion of the mortgage loan proceeds. On January 27, 1994, the General Partners made an additional special cash distribution to the limited partners from the remaining mortgage loan proceeds.

Country Place Village II On July 15, 1985, the venture obtained a first mortgage loan of $3,000,000 collateralized by a mortgage encumbering Country Place Village II. The loan had an initial term of five years and bore interest at an annual rate of 12.5% with monthly interest payments only. The loan was extended in 1990 for an additional five years bearing interest at an annual rate of 10.15% with monthly principal and interest payments. The mortgage matured in July 1995, with the remaining principal of $2,900,075 due. On June 29, 1995, the Partnership paid $2,925,099, representing principal and interest, from cash reserves to fully satisfy its mortgage obligation on Country Place Village II.

Annual maturities of mortgage notes principal at November 30, over the next five fiscal years are as follows:

                    Year                    Amount
                    ------------------------------
                    1997                $  141,871
                    1998                   154,825
                    1999                 3,161,160
                    2000                   115,411
                    2001                 4,861,576
                    ------------------------------
                                        $8,434,843


Based on borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.


6. Transactions with Related Parties
The following is a summary of fees earned and reimbursable expenses to the General Partners and affiliates for the years ended November 30, 1996, 1995 and 1994, and the unpaid portion at November 30, 1996:

                                      Unpaid at
                                    November 30,               Earned
                                                      ------------------------
                                           1996       1996      1995      1994
RI 3-4 Real Estate Services, Inc.
and affiliates:
   Out-of-pocket expenses               $     _     $1,125    $3,105    $1,434

ConAm and affiliates:
   Property operating salaries                _    233,653   258,010   280,845
   Property management fees              15,808    184,685   203,107   207,193

     Total                              $15,808   $419,463  $464,222  $489,472


7. Reconciliation of Financial Statement and Tax Information The following is a reconciliation of the net income for financial statement purposes to net income
(loss) for federal income tax purposes for the years ended November 30, 1996, 1995 and 1994:

                                               1996          1995          1994
-------------------------------------------------------------------------------
Net income per financial statements        $354,135       $85,405     $  17,509
Depreciation deducted for tax
    purposes in excess of depreciation
    expense per financial statements       (143,654)     (117,445)     (182,687)
Tax basis gain on sale in
    excess of GAAP loss on sale                   _       852,564             _
Tax basis joint venture net
    income (loss) in excess of GAAP
    basis joint venture net loss            (72,634)      (74,889)     (172,232)
Other                                       (11,175)        3,951          (949)
-------------------------------------------------------------------------------
    Taxable net income (loss)              $126,672      $749,586     $(338,359)



The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of November 30, 1996, 1995 and 1994:

                                                  1996         1995        1994
-------------------------------------------------------------------------------
Partners' capital per financial statements  $10,028,397 $10,563,150 $15,366,633

Adjustment for cumulative difference
 between tax basis net income (loss) and
 net income per financial statements         (3,452,760) (3,225,297) (3,889,478)
-------------------------------------------------------------------------------
     Partners' capital per tax return        $6,575,637  $7,337,853 $11,477,155


8. Distributions Paid Cash distributions, per the consolidated statements of partners' capital (deficit), are recorded on the accrual basis, which recognizes specific record dates for payments within each fiscal year. The consolidated statements of cash flows recognize actual cash distributions paid during the fiscal year. The following table discloses the annual differences as presented on the consolidated financial statements:

             Distributions                                         Distributions
                Payable         Distributions     Distributions       Payable
           Beginning of Year      Declared            Paid          November 30
-------------------------------------------------------------------------------
1996         $ 222,222            $ 888,888        $ 888,888        $ 222,222
1995           311,111            4,888,888        4,977,777          222,222
1994           222,222            3,644,444        3,555,555          311,111
-------------------------------------------------------------------------------











                Report of Independent Accountants






To the Partners of
Hutton/ConAm Realty Investors 3:

We have audited the consolidated balance sheets of Hutton/ConAm Realty Investors 3, a California limited partnership, and Consolidated Ventures as of November 30, 1996 and 1995, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended November 30, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hutton/ConAm Realty Investors 3, a California limited partnership, and Consolidated Ventures as of November 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997










                       Net Asset Valuation

Comparison of Acquisition Costs to Appraised Value and
Determination of Net Asset Value Per $250 Unit at November 30, 1996 (Unaudited)

                                          Acquisition Cost
                                           (Purchase Price    Partnership's
                                              Plus General         Share of
                                                  Partners'     November 30,
                                               Acquisition   1996 Appraised
Property              Date of Acquisition             Fees)        Value (1)
------------------------------------------------------------------------------
Autumn Heights                   01-25-85      $ 9,687,174     $ 11,200,000 (1)
Skyline Village                  03-20-85       10,838,195        7,200,000 (1)
Ponte Vedra Beach Village II     08-22-85        6,869,917        5,600,000 (1)
                                               -----------     ------------
                                               $27,395,286       24,000,000

Cash and cash equivalents                                         1,169,417
Other assets                                                         35,647
                                                               ------------
                                                                 25,205,064
Less:
  Total liabilities                                              (8,948,260)
                                                               ------------
Partnership Net Asset Value (2)                                 $16,256,804

Net Asset Value Allocated:
  Limited Partners                                              $16,187,639
  General Partners                                                   69,165
                                                               ------------
                                                                $16,256,804

Net Asset Value Per Unit
  (80,000 outstanding)                                              $202.35 (2)
-------------------------------------------------------------------------------

(1) This represents the Partnership's share of the November 30, 1996 Appraised Values which were determined by an independent property appraisal firm.

(2) The Net Asset Value assumes a hypothetical sale at November 30, 1996 of all the Partnership's properties at a price based upon their value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's liabilities, to the Partners.

Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be significantly different.
A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. In addition, the appraised value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.











Schedule III - Real Estate and Accumulated Depreciation

November 30, 1996

                                                     Consolidated
Residential Property:                                     Venture
                          Autumn       Ponte Vedra        Skyline
                          Heights  Beach Village II       Village         Total
-------------------------------------------------------------------------------

Location                 Colorado  Jacksonville, FL    Tucson, AZ            na
                      Springs, CO

Construction date       1983-1985         1984-1985     1984-1985            na
Acquisition date         01-25-85          08-22-85      03-20-85            na

Life on which
depreciation
in latest income
statements is computed         (3)               (3)           (3)           na
Encumbrances           $5,272,809        $        _    $3,162,034    $8,434,843
Initial cost to
Partnership:
     Land              $1,581,000          $788,000    $3,410,000    $5,779,000
     Buildings and
     improvements      $8,123,598        $6,138,289    $7,510,205   $21,772,092
Costs capitalized
subsequent to
acquisition:
      Land, buildings
     and improvements    $287,159          $201,225      $104,972      $593,356

Gross amount at which
carried at close of
period: (1)
     Land              $1,589,840          $789,882    $3,437,946    $5,817,668
     Buildings and
     improvements       8,401,917         6,337,632     7,587,231    22,326,780
-------------------------------------------------------------------------------
                       $9,991,757        $7,127,514   $11,025,177   $28,144,448
-------------------------------------------------------------------------------
Accumulated
depreciation (2)       $3,979,610        $2,873,296    $3,657,871   $10,510,777
-------------------------------------------------------------------------------

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(2) The amount of accumulated depreciation for Federal income tax purposes is $17,898,507.
(3)  Buildings and improvements - 25 years; personal property - 10 years.


A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1996, 1995, and 1994 follows:


                                            1996            1995           1994
-------------------------------------------------------------------------------
Real estate investments:
Beginning of year                    $27,982,248     $33,729,426    $33,583,397
Additions                                162,200         158,367        146,029
Dispositions                                   _      (5,905,545)             _
-------------------------------------------------------------------------------
End of year                          $28,144,448     $27,982,248    $33,729,426
-------------------------------------------------------------------------------

Accumulated depreciation:
Beginning of year                     $9,645,010     $10,629,776     $9,533,654
Depreciation expense                     865,767       1,004,497      1,096,122
Dispositions                                   _      (1,989,263)             _
-------------------------------------------------------------------------------
End of year                          $10,510,777      $9,645,010    $10,629,776
-------------------------------------------------------------------------------










                Report of Independent Accountants




Our report on the consolidated financial statements of Hutton/ConAm Realty Investors 3, a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of Hutton/ConAm Realty Investors 3 for the year ended November 30, 1996. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material aspects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997
















</TEXT