Form 10-K, Exhibit 13
period 1997-11-30
HUTTON CONAM REALTY INVESTORS 3
filed 1998-03-02
CIK 711389

Exhibit 13

                       ConAm Realty Investors 3 L.P.

                            1997 ANNUAL REPORT




     ConAm Realty Investors 3 L.P. is a California limited partnership formed in 1983 to acquire, operate and hold for investment multifamily residential properties. At November 30, 1997, the Partnership's portfolio consisted of three apartment properties located in Colorado, Arizona and Florida. Provided below is a comparison of average occupancy levels for the years ended November 30, 1997 and 1996.

                                                          Average Occupancy
     Property              Location                        1997      1996

     Autumn Heights        Colorado Springs, Colorado       92%       96%
     Ponte Vedra Beach
       Village II          Ponte Vedra Beach, Florida       95%       95%
     Skyline Village       Tucson, Arizona                  97%       93%



                            Contents

                      1   Message to Investors
                      3   Performance Summary
                      4   Financial Highlights
                      5   Consolidated Financial Statements
                      8   Notes to the Consolidated
                          Financial Statements
                     13   Independent Auditors' Report and
                          Report of Former Independent Accountants
                     15   Net Asset Valuation


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



                      Message to Investors

Presented for your review is the 1997 Annual Report for ConAm Realty Investors 3 L.P. (the "Partnership"). In this report we discuss general market conditions affecting the Partnership's three properties (the "Properties"). We have also included a performance summary which addresses operations at each of the properties and financial highlights for the year.

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in or contemplated by the forward-looking statements as a result of a number of factors, including those identified herein.

Cash Distributions
The Partnership paid cash distributions totaling $6.00 per Unit for the year ended November 30, 1997, including the fourth quarter distribution of $1.50 per Unit, which was credited to your brokerage account or sent directly to you on January 21, 1998. Since inception, the Partnership has paid distributions totaling $408.50 per original $500 Unit, including $250 per Unit in return of capital payments. The level of future distributions will be evaluated on a quarterly basis and will depend on the Partnership's operating results and future cash needs.

Operations Overview
Operations at the Properties remained stable in 1997, reflecting healthy economic conditions, tempered by increased competition for tenants in the markets where the properties are located. As a result of new apartment construction in the Jacksonville and Colorado Springs markets, several large apartment properties have begun to offer rental concessions to attract tenants. In Tucson, where Skyline Village is located, many high-end renters opted to purchase homes due to low interest rates. Despite these trends, strong economic growth in all three areas helped strengthen multi-family housing, and the Properties sustained average occupancy levels at or above 95% in 1997. In addition, the appraised values of the Properties increased by 4.2% in total when compared to the prior year.

Several interior and exterior repairs were performed at each property during 1997, including carpet and flooring replacement and other routine repairs. In addition, ongoing roof replacements at Ponte Vedra Beach Village II were completed in the fourth quarter of 1997, while roof replacements required on five of the buildings at Autumn Heights commenced in July. These replacements are anticipated to cost approximately $100,000 and will be finished by the end of the year. The General Partner will evaluate the need for capital improvements to increase the appeal of the Properties and position them for an eventual sale.

The General Partner is continuing to evaluate the sale potential of the remaining properties and other options with respect to the Partnership's investments. One of these options includes refinancing certain loans secured by the Properties in order to return capital to the limited partners on a tax-free basis and
lock in favorable fixed interest rates.   This would also
potentially enhance the future marketability of the Properties, while enabling the Partnership to take advantage of possible future property appreciation. The Partnership's ability to sell the Properties is dependent upon a variety of factors, many of which are not within the Partnership's control. There can be no assurance that any specific property or all the properties can be sold, that particular prices will be achieved, or that the Properties can be sold within a specific time frame. We will keep you apprised of our sales efforts in future correspondence.

Summary
We will continue to monitor market conditions to determine the opportune time to sell the Properties, and are also evaluating a potential refinance of the Partnership's mortgage obligations. In the interim, we intend to maximize the performance of the Properties and further improve their appearance and condition. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,

/s/ Daniel J. Epstein
Daniel J. Epstein
President
Continental American Development Inc.
General Partner of ConAm Property Services IV, Ltd.

February 27, 1998



                       Performance Summary


Autumn Heights  Colorado Springs, Colorado

Autumn Heights is a 140-unit apartment complex located in the southwest section of Colorado Springs. The property reported stable operations in 1997, although average occupancy declined to 92% in fiscal 1997, down from 96% in fiscal 1996. Due to a growing population and healthy economy, Colorado Springs is considered to be one of the fastest growing markets in the country. Strong market conditions over the last two years, however, have prompted a rise in new construction of multifamily properties. The recent addition of several new apartments to the market has led to increased competition and a decline in rental rates. As a result, rental income and average occupancy at Autumn Heights declined slightly from the prior year. The property requires extensive roof replacements in 1998, which, when completed, should enhance its overall value.


Ponte Vedra Beach Village II   Ponte Vedra Beach, Florida

Ponte Vedra Beach Village II is a 124-unit luxury apartment complex located in an oceanside residential area to the southeast of Jacksonville. The property reported an average occupancy level of 95% in fiscal 1997, unchanged from fiscal 1996.
Property improvements for the year included roof replacements, carpet replacement and other improvements to increase the appearance of the property. Favorable market conditions in the Jacksonville area have led to an increase in new multifamily construction, with new construction permits issued for approximately 3,831 new apartment units throughout the year. Although population and job growth in the Jacksonville area remains high, continuing construction at this pace could lead to softness in the market in the future.


Skyline Village  Tucson, Arizona

Skyline Village contains 168 units and is located in the northwest area of Tucson. The property continued to perform well despite strong competition, and maintained an average occupancy rate of 97% during 1997, compared to 93% for 1996. Apartment vacancy rates remain high in this market, but significant population growth in Tucson over the last few years is slowly reducing the number of available units. Low interest rates and affordable home prices have also increased competition by luring many renters to purchase homes. This competition has led to the reemergence of rental incentives and other concessions to attract tenants. Property improvements in 1997 included painting, carpet replacement and ceiling fan replacement in selected units.



                      Financial Highlights

Selected Financial Data
For the periods ended November 30,    1997     1996     1995     1994     1993
Dollars in thousands,
except for per unit data

Total Income                       $ 3,632  $ 3,745  $ 4,203  $ 4,298  $ 4,033
Loss on Sale of Property                 _        _      (84)       _        _
Net Income (loss)                     (195)     354       85       18        3
Net Cash Provided by
 Operating Activities                  921    1,205    1,185    1,197    1,154
Long-term Obligations                8,293    8,435    8,565   11,599   10,636
Total Assets at Year End            18,075   18,977   19,650   27,614   30,184
Net Income (loss) per
 Limited Partnership Unit*           (2.42)    3.98      .87      .20      .03
Distributions per
 Limited Partnership Unit*            6.00    10.00    10.00    14.00     8.00
Special Distributions per
 Limited Partnership Unit*               _        _    50.00    30.00        -

* 80,000 Units outstanding


Cash Distributions
Per Limited Partnership Unit
                                 1997          1996          1995

Special Distributions*        $     _      $      _       $ 50.00
First Quarter                    1.50          2.50          2.50
Second Quarter                   1.50          2.50          2.50
Third Quarter                    1.50          2.50          2.50
Fourth Quarter                   1.50          2.50          2.50
Total                         $  6.00       $ 10.00       $ 60.00

* On August 22, 1995, the Partnership paid a special cash distribution totaling $50 per Unit, reflecting a return of capital from the net proceeds of the July 1995 sale of Country Place Village II and the remaining proceeds from the sale of Bernardo Point in 1990.

Cash Distributions were reduced in 1997 due to the decrease in net cash provided by operating activities, primarily due to the roof replacements at Autumn Heights and Ponte Vedra Beach Village II.



Consolidated Balance Sheets                 At November 30,    At November 30,
                                                      1997               1996
Assets
Investments in real estate:
     Land                                      $ 5,817,668        $ 5,817,668
     Buildings and improvements                 22,465,678         22,326,780
                                                28,283,346         28,144,448
   Less accumulated depreciation               (11,223,921)       (10,510,777)
                                                17,059,425         17,633,671
Cash and cash equivalents                          796,824          1,084,483
Restricted cash                                    109,843             84,934
Other assets, net of accumulated amortization
    of $206,209 in 1997 and $163,192 in 1996       109,293            173,569
  Total Assets                                 $18,075,385        $18,976,657

Liabilities and Partners' Capital
Liabilities:
 Mortgages payable                             $ 8,292,972        $ 8,434,843
 Distribution payable                              146,659            222,222
 Accounts payable and accrued expenses             218,266            156,786
 Due to general partners and affiliates             16,703             15,808
 Security deposits                                 101,198            118,601
  Total Liabilities                              8,775,798          8,948,260

Partners' Capital (Deficit):
 General Partners                                 (955,059)          (899,777)
 Limited Partners (80,000 Units outstanding)    10,254,646         10,928,174
  Total Partners' Capital                        9,299,587         10,028,397
  Total Liabilities and Partners' Capital      $18,075,385        $18,976,657



Consolidated Statements of Operations
For the years ended November 30,               1997          1996         1995
Income
Rental                                  $ 3,593,135   $ 3,688,364  $ 4,027,970
Interest and other                           38,921        57,109      174,780
  Total Income                            3,632,056     3,745,473    4,202,750

Expenses
Property operating                        1,838,576     1,581,543    1,912,816
Depreciation and amortization               922,261       908,783    1,047,513
Interest                                    736,373       748,229      929,646
General and administrative                  177,129       152,783      143,378
Write-off of assets                         153,200             _            _
  Total Expenses                          3,827,539     3,391,338    4,033,353
Income (loss) from operations              (195,483)      354,135      169,397
Loss on sale of property                          _             _      (83,992)
  Net Income (Loss)                      $ (195,483)   $  354,135  $    85,405
Net Income (Loss) Allocated:
  To the General Partners                $   (1,955)   $   35,413  $    16,100
  To the Limited Partners                  (193,528)      318,722       69,305
                                         $ (195,483)   $  354,135  $    85,405
Per limited partnership unit
(80,000 Units outstanding):
  Income (loss) from operations              $(2.42)        $3.98        $1.91
  Loss on sale of property                        _             _        (1.04)
  Net Income (Loss)                          $(2.42)        $3.98        $ .87



Consolidated Statements of Partners' Capital (Deficit)
For the years ended November 30, 1997, 1996, and 1995

                                      General          Limited
                                     Partners         Partners          Total

Balance at November 30, 1994       $ (773,514)     $16,140,147    $15,366,633
Net income                             16,100           69,305         85,405
Distributions ($60.00 per Unit)       (88,888)      (4,800,000)    (4,888,888)
Balance at November 30, 1995       $ (846,302)     $11,409,452    $10,563,150
Net income                             35,413          318,722        354,135
Distributions ($10.00 per Unit)       (88,888)        (800,000)      (888,888)
Balance at November 30, 1996       $ (899,777)     $10,928,174    $10,028,397
Net income (loss)                      (1,955)        (193,528)      (195,483)
Distributions ($6.00 per Unit)        (53,327)        (480,000)      (533,327)
Balance at November 30, 1997       $ (955,059)     $10,254,646    $ 9,299,587



Consolidated Statements of Cash Flows
For the years ended November 30,                1997         1996         1995
Cash Flows From Operating Activities:
Net income (loss)                        $  (195,483)  $  354,135   $   85,405
Adjustments to reconcile net income to
 netcash provided by operating activities:
 Depreciation and amortization               922,261      908,783    1,047,513
 Write-off of assets                         153,200            _            _
 Loss on sale of property                          _            _       83,992
 Increase (decrease) in cash arising from
  changes in operating assets and
  liabilities:
  Fundings to restricted cash               (128,748)    (156,654)    (152,988)
  Release of restricted cash to property
  operations                                 103,839      132,861      149,827
  Other assets                                21,259      (25,471)       8,738
  Accounts payable and accrued expenses       61,480      (17,938)      16,885
  Due to general partners and affiliates         895          798       (2,867)
  Security deposits                          (17,403)       8,725      (51,791)
Net cash provided by operating activities    921,300    1,205,239    1,184,714

Cash Flows From Investing Activities:
Net proceeds from sale of property                 _            _    3,832,290
Additions to real estate                    (458,198)    (162,200)    (158,367)
Net cash provided by (used for) investing
 activities                                 (458,198)    (162,200)   3,673,923

Cash Flows From Financing Activities:
Mortgage  principal payments                (141,871)    (130,016)  (3,033,660)
Distributions                               (608,890)    (888,888)  (4,977,777)
Net cash used for financing activities      (750,761)  (1,018,904)  (8,011,437)

Net increase (decrease) in cash and cash
 equivalents                                (287,659)      24,135   (3,152,800)
Cash and cash equivalents,
 beginning of period                       1,084,483    1,060,348    4,213,148
Cash and cash equivalents, end of period  $  796,824   $1,084,483  $ 1,060,348

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest  $  736,373   $  748,229  $   929,646

Supplemental Disclosure of Non-Cash
Investing Activities:
Write-off of buildings and improvements   $ (319,300)  $       _   $         _
Write-off of accumulated depreciation     $  166,100   $       _   $         _



Notes to the Consolidated Financial Statements
November 30, 1997, 1996 and 1995

1. Organization
ConAm Realty Investors 3 L.P., (formerly Hutton/ConAm Realty Investors 3) (the "Partnership") was organized as a limited partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated July 14, 1983. The Partnership was formed for the purpose of acquiring and operating multi-family residential real estate. The general partners of the Partnership were RI 3-4 Real Estate Services, Inc. ("RI 3-4"), an affiliate of Lehman Brothers, Inc. (see below), and ConAm Property Services IV, Ltd. ("CPS IV"), an affiliate of Continental American Properties, Ltd. (the "General Partners"). On January 27, 1998, CPS IV acquired RI 3-4's co general partner interest in the Partnership pursuant to a purchase agreement between CPS IV and RI 3-4 dated August 29, 1997. As a result, CPS IV now serves as the sole general partner (the "General Partner") of the Partnership. In conjunction with this transaction, the name of the Partnership changed from Hutton/ConAm Realty Investors 3 to ConAm Realty Investors 3 L.P. The Partnership will continue until December 31, 2010 unless sooner terminated pursuant to the terms of the Partnership Agreement.

2. Significant Accounting Policies and Practices

Financial Statements - The consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of the Partnership and its affiliated ventures when the Partnership has a controlling interest in the ventures. The effect of transactions between the Partnership and its ventures have been eliminated in consolidation.

Investments in Real Estate - Investments in real estate are recorded at cost less accumulated depreciation and include the initial purchase price of the property, legal fees, acquisition and closing costs.

Revenue is recognized when earned and expenses (including depreciation) are recognized when incurred in accordance with generally accepted accounting principles. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the properties (25 years). Maintenance and repairs are charged to operations as incurred. Costs incurred for significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in net income for the period.

Impairment of Long-Lived Assets - Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("FAS 121"), requires the Partnership to assess its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the real estate exceeds the fair value of the real estate.

Other Assets - Included in other assets are costs incurred in connection with obtaining financing for the Partnership's properties. Such costs are amortized over the initial term of the loan on a method which approximates the effective-interest method.

Income Taxes - No provision for income taxes has been made in the financial statements as the liability for such taxes is that of the partners rather than the Partnership.

Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid short-term investments with original maturities of three months or less.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents and restricted cash in excess of the financial institution's federally insured limits. The Partnership invests its cash and cash equivalents and restricted cash with high credit quality federally insured financial institutions.

Restricted Cash - Restricted cash consists of escrows for real estate taxes as required by the first mortgage lender.

Use of Estimates - Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3. The Partnership Agreement
The Partnership Agreement provides that net cash from operations, as defined, is to be distributed quarterly, 90% to the limited partners and 10% to the General Partners.

Net loss for any fiscal year is to be allocated 99% to the limited partners and 1% to general partners. Net income for any fiscal year will generally be allocated 90% to the limited partners and 10% to the General Partners.

Net proceeds from sales or refinancing are to be distributed 100% to the limited partners until each limited partner has received an amount equal to his adjusted capital value (as defined) and an annual, non-compounded cumulative 7% return thereon. The balance, if any, is to be distributed 85% to the limited partners and 15% to the General Partners. Generally, all gain from sales is to be allocated in the same manner as net proceeds from sales or refinancing.

Effective July 1, 1997, all general partner allocations are to be made solely to CPS IV.

4. Investments in Real Estate
The Partnership owns three residential apartment complexes that were acquired either directly or through investments in joint ventures as follows:

                  Apartment                               Date      Purchase
Property Name       Units     Location                Acquired         Price

Autumn Heights        140     Colorado Springs, CO     1/25/85   $  9,234,438
Skyline Village       168     Tucson, AZ               3/20/85     10,388,068
Ponte Vedra Beach
 Village II           124     Jacksonville, FL         8/22/85      6,547,829

On July 20, 1995, the Partnership sold its former property, Country Place Village II (the "Property") for $3,890,000 to an institutional buyer (the "Buyer"), which was unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Buyer. The Partnership received net proceeds of $3,832,290. The transaction resulted in a loss on sale for the Property of $83,992 which was allocated in accordance with the Partnership Agreement. On August 22, 1995, the General Partners paid a special distribution of $4,000,000 to the limited partners. The special distribution was comprised of a portion of the net proceeds from the sale of the Property and Partnership cash reserves.

Skyline Village and Country Place Village II were acquired through joint ventures with an unaffiliated developer. To each venture, the Partnership assigned its rights to acquire the above properties and contributed cash equal to the purchase price of the properties. The developer did not make an initial capital contribution to these ventures.

In the case of Country Place Village II, the joint venture form was retained. The Partnership entered into an amended and restated Agreement of General Partnership, dated as of July 1, 1992 with its two corporate General Partners, RI 3-4 Real Estate Services, Inc. and ConAm Property Services IV, Ltd. In the case of Skyline Village, the joint venture was converted to a limited partnership. The Partnership entered into an amended and restated Agreement of Limited Partnership, dated as of July 1, 1992 with its two corporate General Partners, RI 3-4 Real Estate Services, Inc. and ConAm Property Services IV, Ltd., as General Partners, and the Partnership as the sole limited partner. There was no interruption in either management or operating activities of the Partnership as a result of the settlement.

The amended limited partnership and general partnership agreements of Skyline Village and Country Place Village II substantially provide that:

a. Available cash from operations is to be distributed 100% to the Partnership until it has received an annual, non-cumulative preferred return for Skyline Village and Country Place Village of $675,000 and $450,000, respectively. Any remaining balance is to be distributed 99% to the Partnership and 1% to the corporate General Partners.

b. Net income is to be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts have been increased to zero then, to the
Partnership up to the     amount of any payments made on account
of its preferred return and thereafter, 99% to the Partnership and 1% to the corporate General Partners. All net losses are to be allocated first, to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero and then, 99% to the Partnership and 1% to the corporate General Partners.

c. Income from a sale is to be allocated first, to the Partnership until the Partnership's capital accounts, as defined, are equal to the fair market value of the ventures' assets at the date of the amendment. Then, any remaining balance is to be allocated 99% to the Partnership and 1% to the corporate General Partners. Net proceeds from a sale or refinancing are to be distributed first, to the partners with the positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the corporate General Partners.

5. Mortgages Payable
The Partnership's first mortgage loans payable are comprised as follows:

Autumn Heights - On January 6, 1994, the Partnership obtained a first mortgage loan from John Hancock. Total proceeds of $5,500,000 were received and are collateralized by a Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents Agreement encumbering the property. The loan is for a term of seven years and bears interest at an annual rate of 8% requiring monthly installments of principal and interest based on a 25 year amortization schedule. The loan requires monthly real estate tax escrow fundings. The loan matures on January 1, 2001, upon which time a balloon payment of $4,736,587 and any accrued interest are due.

Skyline Village - On December 20, 1991, the venture obtained a first mortgage loan of $3,350,000 from the Penn Mutual Life Insurance Company ("Penn Mutual") collateralized by a deed of trust on the land and the improvements, and an assignment of rents. During 1996, Penn Mutual transferred the first mortgage loan to GE Capital Asset Management Corp. under the existing terms. The loan is for a term of seven years and bears interest at an annual rate of 10.125% requiring monthly installments of principal and interest. The loan matures on December 31, 1998, upon which time a balloon payment of $3,054,594 and any accrued interest are due. Management intends to pursue refinancing options for this property.

Country Place Village II - On July 15, 1985, the venture obtained a first mortgage loan of $3,000,000 collateralized by a mortgage encumbering Country Place Village II. The loan had an initial term of five years and bore interest at an annual rate of 12.5% with monthly interest payments only. The loan was extended in 1990 for an additional five years bearing interest at an annual rate of 10.15% with monthly principal and interest payments. The mortgage matured in July 1995, with the remaining principal of $2,900,075 due. On June 29, 1995, the Partnership paid $2,925,099, representing principal and interest, from cash reserves to fully satisfy its mortgage obligation on Country Place Village II.

Annual maturities of mortgage principal at November 30 1997, for the next four fiscal years are as follows:

                    Year                    Amount
                    1998                $  154,825
                    1999                 3,161,160
                    2000                   115,411
                    2001                 4,861,576
                                        $8,292,972

6.  Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the fair values be disclosed for the Partnership's financial instruments. The carrying amount of cash and cash equivalents, distributions payable, accounts payable and accrued expenses, due to general partners and affiliates and security deposits are reasonable estimates of their fair values due to the short-term nature of those instruments.

The carrying amount of the mortgages payable is a reasonable estimate of fair value based on management's belief that the interest rates and terms of the debt are comparable to those commercially available to the Partnership in the marketplace for similar instruments.

7. Transactions with Related Parties
The following is a summary of fees earned and reimbursable
expenses to the General Partners and affiliates for the years ended November 30, 1997, 1996 and 1995, and the unpaid portion at
November 30, 1997:
                               Earned and
                                Unpaid at
                              November 30,                 Earned
Year                                 1997        1997        1996        1995
RI 3-4 Real Estate Services,
 Inc. and affiliates:
   Out-of-pocket expenses      $        _    $  2,216    $  1,125    $  3,105
ConAm and affiliates:
   Property operating salaries          _     258,808     233,653     258,010
   Property management fees        16,703     180,111     184,685     203,107
     Total                     $   16,703    $441,135    $419,463    $464,222


8. Reconciliation of Financial Statement and Tax Information
The following is a reconciliation of consolidated net income for financial statement purposes to net income (loss) for federal income tax purposes for the years ended November 30, 1997, 1996 and 1995:

                                                  1997        1996        1995
Net income (loss) per financial statements  $ (195,483)  $ 354,135   $  85,405
Depreciation deducted for tax purposes
less than (in excess) of depreciation
expense per financial statements                17,787    (143,654)   (117,445)

Tax basis gain on sale in excess of
GAAP loss on sale                                    _           _     852,564

Tax basis joint venture net income
(loss) in excess of GAAP basis joint
venture net loss                               (72,635)    (72,634)    (74,889)

Other                                           13,854     (11,175)      3,951

Taxable net income (loss) (unaudited)       $ (236,477)  $ 126,672    $749,586


The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of November 30, 1997, 1996 and 1995:

                                               1997          1996         1995
Partners' capital per
  financial statements                   $9,299,587   $10,028,397  $10,563,150

Adjustment for cumulative difference
 between tax basis net income (loss) and
 net income per financial statements     (3,493,754)   (3,452,760)  (3,225,297)
Partners' capital per income tax
return (unaudited)                       $5,805,833   $ 6,575,637  $ 7,337,853

At November 30, 1997, the tax basis of the Partnership's assets was $14,532,746 and the tax basis of the Partnership's liabilities was $8,726,913.

9.  Distributions Paid
Distributions, per the consolidated statements of partners' capital (deficit), are recorded on the accrual basis, which recognizes specific record dates for payments within each fiscal year. The consolidated statements of cash flows recognize actual cash distributions paid during the fiscal year. The following table discloses the annual differences as presented on the consolidated financial statements:

            Distributions                                  Distributions
                Payable       Distributions  Distributions    Payable
           Beginning of Year     Declared        Paid        November 30,

1997           $222,222          $533,327      $608,890       $146,659
1996            222,222           888,888       888,888        222,222
1995            311,111         4,888,888     4,977,777        222,222



                  Independent Auditors' Report

The General Partner
ConAm Realty Investors 3 L.P.:

We have audited the accompanying consolidated balance sheet of ConAm Realty Investors 3 L.P. (a California limited partnership) (formerly Hutton/ConAm Realty Investors 3) and consolidated ventures (the "Partnership"), as of November 30, 1997, and the related consolidated statements of operations, partners' capital(deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Investors 3 L.P. and consolidated ventures as of November 30, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

San Diego, California
February 5, 1998


            Report of Former Independent Accountants


To the Partners of
ConAm Realty Investors 3 L.P.:

We have audited the consolidated balance sheet of ConAm Realty Investors 3 L.P. (formerly Hutton/ConAm Realty Investors 3), a California limited partnership, and Consolidated Ventures as of November 30, 1996 and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the two years in the period ended November 30, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConAm Realty Investors 3 L.P., a California limited partnership, and Consolidated Ventures as of November 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the two years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997

                       Net Asset Valuation

Comparison of Acquisition Costs to Appraised Value and
Determination of Net Asset Value Per Unit at November 30, 1997
(Unaudited)

                                         Acquisition Cost
                                          (Purchase Price   Partnership's
                                             Plus General        Share of
                                                 Partners'    November 30,
                                              Acquisition  1997 Appraised
Property              Date of Acquisition            Fees)          Value (1)
Autumn Heights                   01-25-85     $ 9,687,174    $ 11,500,000
Skyline Village                  03-20-85      10,838,195       7,500,000
Ponte Vedra Beach Village II     08-22-85       6,869,917       6,000,000
                                              $27,395,286    $ 25,000,000

Cash and cash equivalents
 (including restricted cash)                                      906,667
Other assets                                                       14,387
                                                               25,921,054
Less:
  Total liabilities                                            (8,775,798)
Partnership Net Asset Value (2)                                17,145,256

Net Asset Value Allocated:
  Limited Partners                                             17,101,433
  General Partner                                                  42,823
                                                               17,145,256

Net Asset Value Per Unit
  (80,000 units outstanding)                                  $    213.77

(1) This represents the Partnership's share of the November 30, 1997 Appraised Values which were determined by an independent property appraisal firm.

(2) The Partnership Net Asset Value assumes a hypothetical sale at November 30, 1997 of all the Partnership's properties at a price based upon their value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's assets and liabilities, to the Partners.

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


Schedule III - Real Estate and Accumulated Depreciation
November 30, 1997
                                         Ponte Vedra     Consolidated  Venture
                               Autumn          Beach       Skyline
Residential Property:         Heights     Village II       Village     Total

Location                     Colorado   Jacksonville
                           Springs,CO             FL     Tucson,AZ        na
Construction date           1983-1985      1984-1985     1984-1985        na
Acquisition date             01-25-85       08-22-85      03-20-85        na
Life on which depreciation
in latest income statements
is computed                  25 years       25 years      25 years        na
Encumbrances              $ 5,181,951     $        _    $3,111,021  $8,292,972
Initial cost to
   Partnership:
     Land                 $ 1,581,000     $  788,000    $3,410,000  $5,779,000
     Buildings and
     improvements         $ 8,123,598     $6,138,289    $7,510,205 $21,772,092
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements     $   513,166     $  433,416    $  104,972 $ 1,051,554
Write-off of buildings
     and improvements     $  (163,000)    $ (156,300)   $        _ $  (319,300)

Gross amount at which
carried at close of
 period: (1)
     Land                 $ 1,589,840     $  789,882   $ 3,437,946 $ 5,817,668
     Buildings and
     improvements           8,464,924      6,413,523     7,587,231  22,465,678
                          $10,054,764     $7,203,405   $11,025,177 $28,283,346

Accumulated
  depreciation(2)         $ 4,228,236     $3,043,130   $ 3,952,555 $11,223,921

(1) Represents aggregate cost for both financial reporting for Federal income tax purposes.
(2) The amount of accumulated depreciation for Federal income tax purposes is $18,666,499.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1997, 1996, and 1995 follows:

                                           1997           1996           1995
Investments in real estate:
Beginning of period                 $28,144,448    $27,982,248    $33,729,426
Additions                               458,198        162,200        158,367
Dispositions and disposals             (319,300)             _     (5,905,545)
End of period                       $28,283,346    $28,144,448    $27,982,248

Accumulated depreciation:
Beginning of period                 $10,510,777    $ 9,645,010    $10,629,776
Depreciation expense                    879,244        865,767      1,004,497
Dispositions and disposals             (166,100)             _     (1,989,263)
End of period                       $11,223,921    $10,510,777     $9,645,010



                  Independent Auditors' Report


The General Partner
ConAm Realty Investors 3 L.P.:

Under date of February 5, 1998, we reported on the consolidated balance sheet of ConAm Realty Investors 3 L.P. (a California limited partnership) (formerly Hutton/ConAm Realty Investors 3) and consolidated ventures (the "Partnership") as of November 30, 1997, and the related consolidated statements of operations, partnersO capital (deficit), and cash flows for the year then ended, as contained in the 1997 annual report to Unitholders. These consolidated financial statements and our report thereon are incorporated by reference in the 1997 annual report on Form 10-K. In connection with our audit of the aforementioned consolidated financial statements, we also have audited the related consolidated financial statement schedule. This consolidated financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audit.

In our opinion, the consolidated financial statement schedule,
when   considered  in  relation  to  the  basic   consolidated
financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG Peat Marwick LLP

San Diego, California
February 5, 1998



            Report of Former Independent Accountants


Our report on the consolidated financial statements of ConAm
Realty Investors 3 L.P. (formerly Hutton/ConAm Realty Investors
3), a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of ConAm Realty Investors 3 for the year ended November 30, 1996. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997

</TEXT