Form 10-K, Exhibit 13
period 1998-11-30
CONAM REALTY INVESTORS 3 L P
filed 1999-03-01
CIK 711389

                                   EXHIBIT 13

                          CONAM REALTY INVESTORS 3 L.P.

                               1998 ANNUAL REPORT

-------------------------------------------------------------------------------
                          CONAM REALTY INVESTORS 3 L.P.
-------------------------------------------------------------------------------



         ConAm Realty Investors 3 L.P. is a California limited partnership formed in 1983 to acquire, operate and hold for investment multifamily residential properties. At November 30, 1998, the Partnership's portfolio consisted of three apartment properties located in Colorado, Arizona and Florida. On January 29, 1999, with the consent of the Unitholders, all three of the remaining properties were sold for a price of $25,200,000 (before closing costs). Substantially all of the cash, less an amount for contingencies, was distributed to the Unitholders.

                                                     CONTENTS
                                         1      Message to Investors
                                         2      Performance Summary
                                         3      Financial Highlights
                                         4      Consolidated Financial Statements
                                         7      Notes to the Consolidated Financial Statements
                                        12      Independent Auditors' Report
                                        13      Report of Former Independent Accountants
                                        14      Net Asset Valuation

--------------------------------------------------------------------------------
    ADMINISTRATIVE INQUIRIES                     PERFORMANCE INQUIRIES/FORM 10-Ks
    ADDRESS CHANGES/TRANSFERS                    Brock, Tibbitts and Snell
    MAVRICC Management Systems, Inc.             625 Broadway, Suite 911
    1845 Maxwell, Suite 101                      San Diego, California 92101
    Troy, MI  48084-4510                         619-232-0365
    Attn: Financial Communications
    248-637-7897
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------

     Presented for your review is the 1998 Annual Report for ConAm Realty Investors 3 L.P. (the "Partnership"). In this report we have included a performance summary which addresses operations at each of the properties (the "Properties") and the financial highlights for the year.

     We are pleased to announce that the proposed sale of the Partnership's three remaining Properties to DOC Investors, L.L.C., a Delaware limited liability company, was approved by the Limited Partners on January 15, 1999 and that the sale was completed on January 29, 1999. Within 30 days of the close of the sale of the Properties, distributions of $207.50 per Unit, representing the majority of the net proceeds from the sale and other cash from operations, were distributed to Unitholders.

     CASH DISTRIBUTIONS
     The Partnership paid cash distributions totaling $4.50 per Unit for the year ended November 30, 1998. The General Partner decided not to make a fourth quarter distribution pending the outcome of the solicitation of the consent of the Unitholders to the sale of the Partnership's Properties. Including the distribution in February 1999, since inception the Partnership has paid distributions totaling $620.50 per original $500 Unit. These distributions include the net proceeds from the sale of the Partnership's Properties in January of 1999 of $205.81 per Unit, and cash from operations of $1.69 per Unit, both of which were distributed on February 26, 1999.

     OPERATIONS OVERVIEW
     Operations at the Properties remained stable in 1998, reflecting healthy economic conditions, tempered by increased competition for tenants in the markets where the Properties are located. As a result of new apartment construction in the Jacksonville and Colorado Springs markets, several large apartment Properties have begun to offer rental concessions to attract tenants. In Tucson, where Skyline Village is located, many high-end renters opted to purchase homes due to low interest rates. Despite these trends, strong economic growth in all three areas helped strengthen multi-family housing, and the Properties sustained average occupancy levels at or above 93% in 1998.

     Several interior and exterior repairs were performed at each Property during 1998, including carpet and flooring replacement and other routine repairs. In addition, roof replacements at Ponte Vedra Beach Village II that were begun in 1997 were completed in the first quarter of 1998. Clubhouse renovations and landscaping repairs were completed at Autumn Heights in 1998.

     SUMMARY
     The sale of the Properties on January 29, 1999 represents the first step toward the liquidation of the Partnership that is expected to be completed in August 1999. A final distribution of remaining Partnership cash, if any, will be made shortly thereafter.

     Very truly yours,


     /s/ Daniel J. Epstein
     Daniel J. Epstein, President
     Continental American Development Inc.
     General Partner of ConAm Property Services IV, Ltd.

     February 28, 1999

CONAM REALTY INVESTORS 3 L.P.
AND CONSOLIDATED VENTURES

--------------------------------------------------------------------------------
                               PERFORMANCE SUMMARY
--------------------------------------------------------------------------------

     AUTUMN HEIGHTS COLORADO SPRINGS, COLORADO

     Autumn Heights is a 140-unit apartment complex located in the southwest section of Colorado Springs. The property reported stable operations in 1998, with average occupancy increasing to 94% in fiscal 1998, from 92% in fiscal 1997. Strong market conditions over the last two years, however, have prompted an increase in new construction of multifamily properties. The recent addition of several new apartments to the market led to increased competition and a decline in rental rates in 1998 in the market area. While competition has been strong, rental income and average occupancy at Autumn Heights have increased slightly from the prior year. The needed roof replacements were completed in 1998 along with the renovation of the clubhouse and needed landscaping. These improvements enhanced the property's overall value and helped to increase rents and occupancy levels in this competitive market in 1998.

     PONTE VEDRA BEACH VILLAGE II PONTE VEDRA BEACH, FLORIDA

     Ponte Vedra Beach Village II is a 124-unit luxury apartment complex located in an oceanside residential area to the southeast of Jacksonville. The property reported an average occupancy level of 93% in fiscal 1998, a small decrease from 95% in fiscal 1997. Rental income was consistent with the prior year. Property improvements for the year included roof replacements, carpet replacement and other improvements to increase the appearance of the property. Favorable market conditions in the Jacksonville area have led to an increase in new multifamily construction, with new construction adding approximately 2,617 new apartment units throughout the year. Although population and job growth in the Jacksonville area remain strong, continuing construction at this pace and the affordable housing market has lead to significant softness and increased market vacancy.

     SKYLINE VILLAGE TUCSON, ARIZONA

     Skyline Village contains 168 units and is located in the northwest area of Tucson. The property continued to perform well despite strong competition with a small decrease in its average occupancy rate from 97% during 1997 to 95% for 1998. Overall, apartment vacancy rates remain high in this market, but significant population growth in Tucson over the last few years is slowly reducing the number of available units. Low interest rates and affordable home prices have also increased competition by luring many renters to purchase homes. This competition has led to the reemergence of rental incentives and other concessions to attract tenants. Rental income remained steady as rental rate increases at the property offset the decrease in occupancy. Property improvements in 1998 included painting, carpet replacement and ceiling fan replacement in selected units.

CONAM REALTY INVESTORS 3 L.P.
AND CONSOLIDATED VENTURES

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

     SELECTED FINANCIAL DATA
     For the periods ended November 30,                  1998           1997           1996           1995          1994
     -------------------------------------------------------------------------------------------------------------------
     DOLLARS IN THOUSANDS, EXCEPT FOR PER UNIT DATA
     Total Income                                        $3,693         $3,632         $3,745         $4,203        $4,298
     Loss on Sale of Property                                --             --             --            (84)           --
     Net Income (loss)                                      (35)          (195)           354             85            18
     Net Cash Provided by Operating Activities              976            921          1,205          1,185         1,197
     Long-term Obligations                                8,152          8,293          8,435          8,565        11,599
     Total Assets at Year End                            17,432         18,075         18,977         19,650        27,614
     Net Income (loss) per Limited Partnership             (.43)         (2.42)          3.98            .87           .20
         Unit*
     Distributions per Limited Partnership Unit*           4.50           6.00          10.00          10.00         14.00
     Special Distributions per Limited                       --             --             --          50.00         30.00
         Partnership Unit*

     * 80,000 UNITS OUTSTANDING

     CASH DISTRIBUTIONS
     PER LIMITED PARTNERSHIP UNIT                                             1998             1997
     ------------------------------------------------------------------- ---------------- ----------------
     First Quarter                                                            $1.50            $1.50
     Second Quarter                                                           $1.50            $1.50
     Third Quarter                                                            $1.50            $1.50
     Fourth Quarter                                                           $ --             $1.50
                                                                         ---------------- ----------------
     TOTAL                                                                    $4.50            $6.00
     ------------------------------------------------------------------- ---------------- ----------------

     Cash distributions were reduced in 1998 due to a suspension of distributions pending the outcome of the solicitation of the consent the Unitholders to the sale of the Properties.

CONAM REALTY INVESTORS 3 L.P.
AND CONSOLIDATED VENTURES

     -------------------------------------------------------------------------------------------------------------------
     CONSOLIDATED BALANCE SHEETS                                              AT NOVEMBER 30,            AT NOVEMBER 30,
                                                                                         1998                       1997
     -------------------------------------------------------------------------------------------------------------------
     ASSETS
     Investments in real estate:
          Land                                                                  $   5,817,668              $   5,817,668
          Buildings and improvements                                               22,534,407                 22,465,678
                                                                                 ---------------------------------------
                                                                                   28,352,075                 28,283,346
          Less accumulated depreciation                                           (12,020,027)               (11,223,921)
                                                                                 ----------------------------------------
                                                                                   16,332,048                 17,059,425
     Cash and cash equivalents                                                        849,125                    796,824
     Restricted cash                                                                  107,640                    109,843
     Other assets, net of accumulated amortization
         of $249,225 in 1998 and $206,209 in 1997                                     143,646                    109,293
     -------------------------------------------------------------------------------------------------------------------
          TOTAL ASSETS                                                          $  17,432,459              $  18,075,385
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------

     LIABILITIES AND PARTNERS' CAPITAL
     -------------------------------------------------------------------------------------------------------------------
     Liabilities:
        Mortgages payable                                                       $   8,151,572              $   8,292,972
        Distribution payable                                                               --                    146,659
        Accounts payable and accrued expenses                                         302,618                    218,266
        Due to general partner and affiliates                                          15,684                     16,703
        Security deposits                                                              98,029                    101,198
                                                                                 ---------------------------------------
          Total Liabilities                                                         8,567,903                  8,775,798
                                                                                 ---------------------------------------

     Partners' Capital (Deficit):
        General Partner                                                              (995,408)                  (955,059)
        Limited Partners (80,000 Units outstanding)                                 9,859,964                 10,254,646
                                                                                 ---------------------------------------
          Total Partners' Capital                                                   8,864,556                  9,299,587
     -------------------------------------------------------------------------------------------------------------------
          TOTAL LIABILITIES AND PARTNERS' CAPITAL                               $  17,432,459              $  18,075,385
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------

      SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONAM REALTY INVESTORS 3 L.P.
AND CONSOLIDATED VENTURES

     -------------------------------------------------------------------------------------------------------------------
     CONSOLIDATED STATEMENTS OF OPERATIONS
     FOR THE YEARS ENDED NOVEMBER 30,                                            1998             1997              1996
     -------------------------------------------------------------------------------------------------------------------
     INCOME
     Rental                                                              $  3,671,959    $   3,593,135      $  3,688,364
     Interest and other                                                        20,755           38,921            57,109
                                                                          ----------------------------------------------
     Total Income                                                           3,692,714        3,632,056         3,745,473
     -------------------------------------------------------------------------------------------------------------------
     EXPENSES
     Property operating                                                     1,820,339        1,838,576         1,581,543
     Depreciation and amortization                                            918,690          922,261           908,783
     Interest                                                                 723,420          736,373           748,229
     General and administrative                                               177,538          177,129           152,783
     Write-off of assets                                                       87,759          153,200                --
                                                                          ----------------------------------------------
          Total Expenses                                                    3,727,746        3,827,539         3,391,338
     -------------------------------------------------------------------------------------------------------------------
          NET INCOME (LOSS)                                              $    (35,032)        (195,483)     $    354,135
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------
     NET INCOME (LOSS) ALLOCATED:
          To the General Partner                                         $       (350)          (1,955)     $     35,413
          To the Limited Partners                                             (34,682)        (193,528)          318,722
     -------------------------------------------------------------------------------------------------------------------
          NET INCOME (LOSS)                                              $    (35,032)        (195,483)     $    354,135
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------
     PER LIMITED PARTNERSHIP UNIT
          (80,000 UNITS OUTSTANDING):                                    $     (0.43)     $     (2.42)      $       3.98
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------------------------------
     CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
     FOR THE YEARS ENDED NOVEMBER 30, 1998, 1997, AND 1996               GENERAL             LIMITED
                                                                         PARTNER            PARTNERS               TOTAL
     -------------------------------------------------------------------------------------------------------------------
     BALANCE (DEFICIT) AT NOVEMBER 30, 1995                          $  (846,302)      $  11,409,452       $  10,563,150
     Net income                                                           35,413             318,722             354,135
     Distributions ($10.00 per Unit)                                     (88,888)           (800,000)           (888,888)
     -------------------------------------------------------------------------------------------------------------------
     BALANCE (DEFICIT) AT NOVEMBER 30, 1996                          $  (899,777)      $  10,928,174       $  10,028,397
     Net loss                                                             (1,955)           (193,528)           (195,483)
     Distributions ($6.00 per Unit)                                      (53,327)           (480,000)           (533,327)
     --------------------------------------------------------------------------------------------------------------------
     BALANCE (DEFICIT) AT NOVEMBER 30, 1997                          $  (955,059)      $  10,254,646       $   9,299,587
     Net loss                                                               (350)            (34,682)            (35,032)
     Distributions ($4.50 per Unit)                                      (39,999)           (360,000)           (399,999)
     -------------------------------------------------------------------------------------------------------------------
     BALANCE (DEFICIT) AT NOVEMBER 30, 1998                          $  (995,408)      $   9,859,964       $   8,864,556
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------

      SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONAM REALTY INVESTORS 3 L.P.
AND CONSOLIDATED VENTURES

     -------------------------------------------------------------------------------------------------------------------
     CONSOLIDATED STATEMENTS OF CASH FLOWS
     FOR THE YEARS ENDED NOVEMBER 30,                                            1998             1997              1996
     -------------------------------------------------------------------------------------------------------------------
     CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                                   $    (35,032)        (195,483)     $    354,135
     Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
        Depreciation and amortization                                         918,690          922,261           908,783
        Write-off of assets                                                    87,759          153,200                --
        Increase (decrease) in cash arising from changes
        in operating assets and liabilities:
          Fundings to restricted cash                                        (220,235)        (128,748)         (156,654)
          Release of restricted cash to property operations                   222,438          103,839           132,861
          Other assets                                                        (77,369)          21,259           (25,471)
          Accounts payable and accrued expenses                                84,352           61,480           (17,938)
          Due to general partners and affiliates                               (1,019)             895               798
          Security deposits                                                    (3,169)         (17,403)            8,725
                                                                          ----------------------------------------------
     Net cash provided by operating activities                                976,415          921,300         1,205,239
     -------------------------------------------------------------------------------------------------------------------
     CASH FLOWS FROM INVESTING ACTIVITIES:
     Insurance recovery of real estate additions                               54,191               --                --
     Additions to real estate                                                (290,247)        (458,198)         (162,200)
                                                                          -----------------------------------------------
     Net cash used in investing activities                                   (236,056)        (458,198)         (162,200)
     -------------------------------------------------------------------------------------------------------------------
     CASH FLOWS FROM FINANCING ACTIVITIES:
     Mortgage  principal payments                                            (141,400)        (141,871)         (130,016)
     Distributions                                                           (546,658)        (608,890)         (888,888)
                                                                          -----------------------------------------------
     Net cash used in financing activities                                   (688,058)        (750,761)       (1,018,904)
     -------------------------------------------------------------------------------------------------------------------
     Net increase (decrease) in cash and cash equivalents                      52,301         (287,659)           24,135
     Cash and cash equivalents, beginning of period                           796,824        1,084,483         1,060,348
     -------------------------------------------------------------------------------------------------------------------
     CASH AND CASH EQUIVALENTS, END OF PERIOD                            $    849,125          796,824      $  1,084,483
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------
     SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid during the period for interest                            $    663,658          736,373      $    748,229
     -------------------------------------------------------------------------------------------------------------------
     SUPPLEMENTAL DISCLOSURE OF NON-CASH
     INVESTING ACTIVITIES:
     Write-off of buildings and improvements                             $   (167,327)        (319,300)     $         --
     Write-off of accumulated depreciation                               $     79,568          166,100      $         --
     -------------------------------------------------------------------------------------------------------------------

      SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONAM REALTY INVESTORS 3 L.P.
AND CONSOLIDATED VENTURES

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     NOVEMBER 30, 1998, 1997 AND 1996

     1. ORGANIZATION
     ConAm Realty Investors 3 L.P. (the "Partnership") was organized as a limited partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (as subsequently amended the "Partnership Agreement") dated July 14, 1983. The Partnership was formed for the purpose of acquiring and operating multi-family residential real estate. The general partners of the Partnership were RI 3-4 Real Estate Services, Inc. ("RI 3-4"), an affiliate of Lehman Brothers, Inc. (see below), and ConAm Property Services IV, Ltd. ("CPS IV"), an affiliate of Continental American Properties, Ltd. (the "General Partners"). On January 27, 1998, CPS IV acquired RI 3-4's co general partner interest in the Partnership, effective July 1, 1997, pursuant to a purchase agreement between CPS IV and RI 3-4 dated August 29, 1997. As a result, CPS IV now serves as the sole general partner (the "General Partner") of the Partnership. In conjunction with this transaction, the name of the Partnership changed from Hutton/ConAm Realty Investors 3 to ConAm Realty Investors 3 L.P. On January 15, 1999, a majority in interest of
     Unitholders agreed to the sell the Partnership's remaining properties and liquidate the Partnership (Note 10). The Partnership sold its properties on January 29,1999 and expects to liquidate during fiscal year 1999.

     2. SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

     FINANCIAL STATEMENTS The consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of the Partnership and its affiliated ventures when the Partnership has a controlling interest in the ventures. The effects of transactions between the Partnership and its ventures have been eliminated in consolidation.

     INVESTMENTS IN REAL ESTATE INVESTMENTS in real estate are recorded at cost less accumulated depreciation and include the initial purchase price of the property, legal fees, acquisition and closing costs.

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

     IMPAIRMENT OF LONG-LIVED ASSETS The Partnership assesses its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the real estate exceeds the fair value of the real estate.

     As of November 30, 1998, the Partnership's properties were assets to be held and used as the Partnership did not have the ability to sell the properties without the approval of a majority of the Unitholders.

     OTHER ASSETS Included in other assets are costs incurred in connection with obtaining financing for the Partnership's properties. Such costs are amortized over the initial term of the loan on a method that approximates the effective-interest method.

     INCOME TAXES No provision for income taxes has been made in the financial statements, as the liability for such taxes is that of the partners rather than the Partnership.

     CASH AND CASH EQUIVALENTS Cash and cash equivalents consist of highly liquid short-term investments with original maturities of three months or less.

CONAM REALTY INVESTORS 3 L.P.
AND CONSOLIDATED VENTURES

     CONCENTRATION OF CREDIT RISK Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents and restricted cash in excess of the financial institution's federally insured limits. The Partnership invests its cash and cash equivalents and restricted cash with high credit quality federally insured financial institutions or treasury based money market funds.

     RESTRICTED CASH Restricted cash consists of escrows for real estate taxes as required by the first mortgage lender.

     USE OF ESTIMATES Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

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

     Effective July 1, 1997, all general partner allocations were made solely to CPS IV.

     4. INVESTMENTS IN REAL ESTATE
     The Partnership owns three residential apartment complexes that were acquired either directly or through an investment in a joint venture as follows:

                                            APARTMENT                                      DATE                PURCHASE
     PROPERTY NAME                           UNITS             LOCATION                   ACQUIRED              PRICE
     -------------------------------------------------------------------------------------------------------------------
     Autumn Heights                           140         Colorado Springs, CO             1/25/85          $  9,234,438
     Skyline Village                          168         Tucson, AZ                       3/20/85            10,388,068
     Ponte Vedra Beach Village II             124         Jacksonville, FL                 8/22/85             6,547,829
     -------------------------------------------------------------------------------------------------------------------

     Skyline Village was acquired through a joint venture with an unaffiliated developer. The Partnership assigned its rights to acquire Skyline Village and contributed cash equal to the purchase price of the property to the joint venture. The developer did not make an initial capital contribution to these ventures.

     Skyline Village's joint venture was converted to a limited partnership. The Partnership entered into an amended and restated Agreement of Limited Partnership, dated as of July 1, 1992 with its two corporate General Partners, RI 3-4 Real Estate Services, Inc. and ConAm Property Services IV, Ltd., as General Partners, and the Partnership as the sole limited partner.

     The amended limited partnership agreement of Skyline Village substantially provides that:

     a. Available cash from operations is to be distributed 100% to the Partnership until it has received an annual, non-cumulative preferred return for Skyline Village of $675,000. Any remaining balance is to be distributed 99% to the Partnership and 1% to the corporate General Partner.

CONAM REALTY INVESTORS 3 L.P.
AND CONSOLIDATED VENTURES

     b. Net income is to be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts have been increased to zero then, to the Partnership up to the amount of any payments made on account of its preferred return and thereafter, 99% to the Partnership and 1% to the corporate General Partner. All net losses are to be allocated first, to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero and then, 99% to the Partnership and 1% to the corporate General Partner.

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


     5. MORTGAGES PAYABLE
     The Partnership's first mortgage loans payable are comprised as follows:

     AUTUMN HEIGHTS On January 6, 1994, the Partnership obtained a first mortgage loan from John Hancock. Total proceeds of $5,500,000 were received and are collateralized by a Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents Agreement encumbering the property. The loan is for a term of seven years and bears interest at an annual rate of 8% requiring monthly installments of principal and interest based on a 25 year amortization schedule. The loan requires monthly real estate tax escrow fundings. The loan matures on January 1, 2001, upon which time a balloon payment of $4,736,587 and any accrued interest are due.

     SKYLINE VILLAGE On December 20, 1991, the venture obtained a first mortgage loan of $3,350,000 from the Penn Mutual Life Insurance Company ("Penn Mutual") collateralized by a deed of trust on the land and the improvements, and an assignment of rents. During 1996, Penn Mutual transferred the first mortgage loan to GE Capital Asset Management Corp. ("GE") under the existing terms. The loan is for a term of seven years and bears interest at an annual rate of 10.125% requiring monthly installments of principal and interest. The loan matures on December 31, 1998, upon which time a balloon payment of $3,054,594 and any accrued interest are due. Management obtained GE's approval to a six-month extension.

     In conjunction with the sale of the Properties on January 29, 1999, the mortgage loan with respect to Skyline Village was repaid in full and the Partnership's obligations under the loan with respect to Autumn Heights were assumed by the Purchaser of that property (Note 10).


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

CONAM REALTY INVESTORS 3 L.P.
AND CONSOLIDATED VENTURES

     7. TRANSACTIONS WITH RELATED PARTIES
     The following is a summary of fees earned and reimbursable expenses to the General Partners and affiliates for the years ended November 30, 1998, 1997 and 1996, and the unpaid portion at November 30, 1998:

                                                            EARNED AND
                                                             UNPAID AT
                                                           NOVEMBER 30,                         EARNED
                                                                        ---------------------------------------------------
     YEAR                                                          1998             1998             1997             1996
     ----------------------------------------------------------------------------------------------------------------------
     RI 3-4 Real Estate Services, Inc.
     And affiliates:
          Out-of-pocket expenses                               $    --          $     --         $  2,216         $  1,125
     ConAm and affiliates:
          Property operating salaries                               --           282,599          258,808          233,653
          Property management fees                              15,684           184,337          180,111          184,685
                                                       --------------------------------------------------------------------
     TOTAL                                                     $15,684          $466,936         $441,135         $419,463
     ----------------------------------------------------------------------------------------------------------------------

     8. RECONCILIATION OF FINANCIAL STATEMENT AND TAX INFORMATION
     The following is a reconciliation of consolidated net income for financial statement purposes to net income (loss) for federal income tax purposes for the years ended November 30, 1998, 1997 and 1996:

                                                                            1998                 1997               1996
     -------------------------------------------------------------------------------------------------------------------
     Net income (loss) per financial statements                      $   (35,032)         $  (195,483)       $   354,135
     Depreciation deducted for tax
          purposes less than (in excess) of depreciation
          expense per financial statements                               (24,516)              17,787           (143,654)
     Tax basis joint venture net
          income (loss) in excess of GAAP
          basis joint venture net loss                                   (75,097)             (72,635)           (72,634)
     Other                                                               (16,385)              13,854            (11,175)
     -------------------------------------------------------------------------------------------------------------------
        TAXABLE NET INCOME (LOSS) (UNAUDITED)                        $  (151,030)         $  (236,477)       $   126,672
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------

     The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of November 30, 1998, 1997 and 1996:

                                                                            1998                 1997               1996
     -------------------------------------------------------------------------------------------------------------------
     Partners' capital per financial statements                    $   8,864,556        $   9,299,587      $  10,028,397

     Adjustment for cumulative difference
         between tax basis net income (loss) and
         net income (loss) per financial statements                   (3,609,752)          (3,493,754)        (3,452,760)
     -------------------------------------------------------------------------------------------------------------------
        PARTNERS' CAPITAL PER INCOME TAX RETURN (UNAUDITED)        $   5,254,804        $   5,805,833      $   6,575,637
     ----------------------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------------------

     At November 30, 1998, the tax basis of the Partnership's assets was $10,681,981 and the tax basis of the Partnership's liabilities was $5,427,177. The Partnership does not consolidate its investment in the joint ventures for income tax purposes.

CONAM REALTY INVESTORS 3 L.P.
AND CONSOLIDATED VENTURES

     9.  DISTRIBUTIONS PAID
     Distributions, per the consolidated statements of partners' capital, are recorded on the accrual basis, which recognizes specific record dates for payments within each fiscal year. The consolidated statements of cash flows recognize actual cash distributions paid during the fiscal year. The following table discloses the annual differences as presented on the consolidated financial statements:

                                  DISTRIBUTIONS                                                            DISTRIBUTIONS
                                     PAYABLE             DISTRIBUTIONS             DISTRIBUTIONS             PAYABLE
                                BEGINNING OF YEAR           DECLARED                  PAID                 NOVEMBER 30,
     -------------------------------------------------------------------------------------------------------------------
     1998                        $   146,659              $   399,999               $  546,658             $     --
     1997                            222,222                  533,327                  608,890               146,659
     1996                            222,222                  888,888                  888,888               222,222
     -------------------------------------------------------------------------------------------------------------------

     10. SALE OF PROPERTIES
     On January 29, 1999, the Partnership consummated the sale of the Properties to DOC Investors, L.L.C., a Delaware limited liability company, for a sales price of $25,200,000 (before selling costs and prorations). As required by the Partnership's Partnership Agreement, the General Partner solicited the consent of a majority in interest of the Unitholders to the sale pursuant to a Consent Solicitation Statement dated December 16, 1998. The requisite consent was obtained on January 15, 1999. The Partnership received $16,624,444 of cash proceeds from the sale, net of closing costs of approximately $42,000 and repayment or assumption of indebtedness of approximately $8,533,556.

     On February 26, 1999, the Partnership distributed $16,600,000 ($207.50 per Unit) to the Unitholders and $15,037 to the General Partner, out of cash proceeds from the sale and Net Cash From Operations, as defined.

CONAM REALTY INVESTORS 3 L.P.
AND CONSOLIDATED VENTURES

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------




     The General Partner
     ConAm Realty Investors 3 L.P.:


     We have audited the accompanying consolidated balance sheets of ConAm Realty Investors 3 L.P. (a California limited partnership) and consolidated ventures (the "Partnership"), as of November 30, 1998 and 1997, and the related consolidated statements of operations, partners' capital, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

     As further discussed in Note 10 to the consolidated financial statements, the Partnership sold substantially all of its assets on January 29, 1999.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Investors 3 L.P. and consolidated ventures as of November 30, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                              KPMG LLP


     San Diego, California
     January 29, 1999, except for the second paragraph of Note 10 to the consolidated financial statements, as to which the date is February 26, 1999

--------------------------------------------------------------------------------
                    REPORT OF FORMER INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------




     To the Partners of
     ConAm Realty Investors 3 L.P.:

     We have audited the consolidated balance sheet of ConAm Realty Investors 3 L.P. (formerly Hutton/ConAm Realty Investors 3), a California Limited Partnership, and Consolidated Ventures as of November 30, 1996 and the related consolidated statements of operations, partners' capital (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConAm Realty Investors 3 L.P., a California Limited Partnership, and Consolidated Ventures as of November 30, 1996, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


     COOPERS & LYBRAND L.L.P.



     Hartford, Connecticut
     February 14, 1997

--------------------------------------------------------------------------------
                               NET ASSET VALUATION
--------------------------------------------------------------------------------

     COMPARISON OF ACQUISITION COSTS TO NOVEMBER 30, 1998 PROPERTY VALUES AND DETERMINATION OF NET ASSET VALUE PER UNIT AT NOVEMBER 30, 1998 (UNAUDITED)

                                                                 ACQUISITION COST
                                                                  (PURCHASE PRICE
                                                                   PLUS GENERAL         PARTNERSHIP'S
                                                   DATE OF           PARTNERS'        SHARE OF PROPERTY    NET ASSET VALUE
     PROPERTY                                    ACQUISITION     ACQUISITION FEES)        VALUE (1)         DETERMINATION
     -----------------------------------------------------------------------------------------------------------------------
     Autumn Heights                                01-25-85           $ 9,687,174          $11,300,000
     Skyline Village                               03-20-85            10,838,195            8,100,000
     Ponte Vedra Beach Village II                  08-22-85             6,869,917            5,800,000
     Aggregate Property Value at 11-30-98                                                                   $25,200,000
     Less estimated transaction costs in escrow                                                                 (42,000)
                                                                                                          ------------------
     Sales proceeds (before repayment or buyer assumption of secured debt)                                   25,158,000
     Cash and cash equivalents (including previously restricted cash)                                           956,765
     Other assets                                                                                                33,070
                                                                                                          ------------------
     Total assets                                                                                            26,147,835
                                                                                                          ------------------
     Less:
          Secured debt                                                                                        8,151,572
          Prepayment penalty                                                                                    350,406
          Other liabilities                                                                                     416,331
          Contingency amounts (2)                                                                               614,489
                                                                                                          ------------------
     Total liabilities                                                                                        9,532,798

                                                                                                          ------------------
     Partnership Net Asset Value (3)                                                                         16,615,037
                                                                                                          ------------------

     Net Asset Value Allocated:
          Limited Partners                                                                                   16,600,000
          General Partner                                                                                        15,037
                                                                                                          ------------------
                                                                                                             16,615,037
                                                                                                          ------------------
     NET ASSET VALUE PER UNIT
          (80,000 UNITS OUTSTANDING)                                                                            $207.50
     -----------------------------------------------------------------------------------------------------------------------

     (1) Represents the Partnership's share of the fair market value of the properties as reflected in the purchase and sale agreements pursuant to which the properties were sold on January 29, 1999. The purchase prices contained in such agreements were negotiated and agreed to within approximately 30 days of November 30, 1998.
     (2) Includes a provision for estimated future costs related to the sale and liquidation and an amount the General Partner determined to set aside for contingencies, net of expected cash provided by operations through the date of sale.
     (3) The Partnership Net Asset Value assumes a sale at November 30, 1998 of all the Partnership's properties at prices equal to the sales prices set forth in the purchase and sale agreements described in Note (1), payment of all Partnership liabilities, and the distribution of the net proceeds of such sale and other Partnership cash, to the Partners.

     Since the Partnership sold all of its real property assets in January 1999, is in dissolution, and is in the process of winding up and liquidating, the foregoing Partnership Net Asset Value is intended to approximate the liquidation value of the Partnership and the Net Asset Value Per Unit is intended to approximate the per Unit amount which is expected to be distributed to the Limited Partners in connection with the Partnership's liquidation. The Net Asset Valuation does not take into account the illiquid nature of an investment in the Units or the fact that at November 30, 1998 a holder of Units would likely not have been able to sell their Units for the Net Asset Value Per Unit set forth above. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including but not limited to Net Asset Value Per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

     SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
     NOVEMBER 30, 1998

                                                                                           CONSOLIDATED
                                                                    PONTE VEDRA                 VENTURE
     RESIDENTIAL PROPERTY:                    AUTUMN HEIGHTS      BEACH VILLAGE II      SKYLINE VILLAGE            TOTAL
     -------------------------------------------------------------------------------------------------------------------
     Location                           Colorado Springs, CO      Jacksonville, FL           Tucson, AZ               na
     Construction date                             1983-1985             1984-1985            1984-1985               na
     Acquisition date                               01-25-85              08-22-85             03-20-85               na
     Life on which depreciation
     in latest income statements
     is computed                                    25 years              25 years             25 years               na
     Encumbrances                              $   5,092,055         $          --        $   3,059,517   $    8,151,572
     Initial cost to Partnership:
          Land                                 $   1,581,000         $     788,000        $   3,410,000   $    5,779,000
          Buildings and
          improvements                         $   8,123,598         $   6,138,289        $   7,510,205   $   21,772,092
     Costs capitalized
     subsequent to acquisition--
          Land, buildings
          and improvements                     $     688,584         $     466,896        $     132,130   $    1,287,610
     Write-off of buildings
          and improvements                     $    (330,327)        $    (156,300)       $          --   $    (486,627)
     Gross amount at which
     carried at close of period: (1)
          Land                                 $   1,589,840         $     789,882        $   3,437,946   $    5,817,668
          Buildings and
          improvements                             8,473,015             6,447,003            7,614,389       22,534,407
     -------------------------------------------------------------------------------------------------------------------
                                               $  10,062,855         $   7,236,885        $  11,052,335   $   28,352,075
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------

     Accumulated depreciation (2)              $   4,477,994         $   3,293,997        $   4,248,036   $   12,020,027
     -------------------------------------------------------------------------------------------------------------------

     (1) Represents aggregate cost for both financial reporting for Federal income tax purposes.
     (2) The amount of accumulated depreciation for Federal income tax purposes is $12,447,272.

     A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1998, 1997, and 1996 follows:

                                                                              1998                 1997             1996
     -------------------------------------------------------------------------------------------------------------------
     INVESTMENTS IN REAL ESTATE:
     Beginning of period                                             $  28,283,346        $ 28,144,448    $   27,982,248
     Additions                                                             236,056             458,198           162,200
     Dispositions                                                         (167,327)           (319,300)               --
     -------------------------------------------------------------------------------------------------------------------
     End of period                                                   $  28,352,075        $ 28,283,346    $   28,144,448
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------

     ACCUMULATED DEPRECIATION:
     Beginning of period                                             $  11,223,921        $ 10,510,777    $    9,645,010
     Depreciation                                                          875,674             879,244           865,767
     Dispositions                                                          (79,568)           (166,100)               --
     -------------------------------------------------------------------------------------------------------------------
     End of period                                                   $  12,020,027        $ 11,223,921    $   10,510,777
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------

     SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------



     The General Partner
     ConAm Realty Investors 3 L.P.:


     Under date of January 29, 1999, we reported on the consolidated balance sheets of ConAm Realty Investors 3 L.P. (a California limited partnership) and consolidated ventures (the "Partnership"), as of November 30, 1998 and 1997, and the related consolidated statements of operations, partners' capital, and cash flows for the years then ended, as contained in the 1998 annual report to Unitholders. These consolidated financial statements and our report thereon are incorporated by reference in the 1998 annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related consolidated financial statement schedule. This consolidated financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audits.

     In our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                KPMG LLP



     San Diego, California
     January 29, 1999

-------------------------------------------------------------------------------
                    REPORT OF FORMER INDEPENDENT ACCOUNTANTS
-------------------------------------------------------------------------------




     Our report on the consolidated financial statements of ConAm Realty Investors 3 L.P. (formerly Hutton/ConAm Realty Investors 3), a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of ConAm Realty Investors 3 L.P. for the year ended November 30, 1996. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


     COOPERS & LYBRAND L.L.P.


     Hartford, Connecticut
     February 14, 1997